UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number

1-9645

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEAR CHANNEL OUTDOOR HOLDINGS, INC.

200 East Basse Road

San Antonio, Texas 78209

Telephone (210) 822-2828

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Clear Channel Communications, Inc. 401(k) Savings Plan

San Antonio, Texas

We have audited the accompanying statements of net assets available for benefits of the Clear Channel Communications, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for plan benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

San Antonio, Texas

June 9, 2010

Federal Employer Identification Number: 44-0160260

Clear Channel Communications, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets

Investments, at Fair Value
Plan interest in Clear Channel Communications, Inc. Master Trust	$553,303,765	$455,631,289
Participant loans	11,737,589	12,159,510

Total investments, at fair value	565,041,354	467,790,799

Receivables
Employer’s contribution	—	526,333
Participants’ contributions	1,205,646	1,402,643

Total receivables	1,205,646	1,928,976

Total assets	566,247,000	469,719,775

Liabilities

Administrative fees payable	11,722	11,054

Total liabilities	11,722	11,054

Net Assets Available for Benefits	$566,235,278	$469,708,721

See Notes to Financial Statements

Clear Channel Communications, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2009

Investment Income
Plan interest in Clear Channel Communications, Inc. Master Trust	$119,855,334
Interest on participant loans	786,652

Total investment income	120,641,986

Contributions
Employer	5,164,600
Participants	35,710,531
Rollovers	1,349,925

Total contributions	42,225,056

Total additions	162,867,042

Deductions
Benefits paid to participants	66,252,610
Administrative expenses	87,039

Total deductions	66,339,649

Net Increase, Before Transfers	96,527,393

Transfer to Newport Television 401(k) Plan	(836)

Net Increase	96,526,557

Net Assets Available for Benefits, Beginning of Year	469,708,721

Net Assets Available for Benefits, End of Year	$566,235,278

See Notes to Financial Statements

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1: Description of Plan

The following description of the Clear Channel Communications, Inc. (Company or Plan Sponsor) 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all eligible employees of the Company and its subsidiaries who have at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

On July 30, 2008, Clear Channel Communications, Inc. completed its merger with a subsidiary of CC Media Holdings, Inc., a company formed by a group of private equity funds sponsored by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. Clear Channel Communications is now owned indirectly by CC Media Holdings, Inc.

Contributions

Employer contributions to the Plan include matching contributions. The Plan Sponsor suspended the employer matching contributions effective April 30, 2009, (see Note 9). Additionally, elective contributions may be made annually at the discretion of the Plan Sponsor’s Board of Directors. The employer contribution was $5,164,600 for the year ended December 31, 2009.

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions. Each year, participants may elect to contribute up to 25% of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $16,500 in 2009. The Plan Sponsor limits the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5% of pay. The IRS limits the amount of compensation that can be taken into account for Plan purposes. For 2009, the qualified plan compensation limit was $245,000. Employees participating in the Plan who attained age 50 by December 31 were eligible to contribute an additional $5,500 in pre-tax “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one unitized majority-owned subsidiary common stock fund (Clear Channel Outdoor Holdings, Inc.) and 18 registered investment funds.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Participant Accounts

Each participant’s account is credited with allocations of the Plan Sponsor’s contribution and Plan earnings (losses) and charged with certain stock fund expenses and transaction fees. Allocations are based on participant account balances and participant-directed transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

ESOP

Effective September 1, 2005, the Clear Channel Communications, Inc. Common Stock (unitized) Fund was designated as an Employee Stock Ownership Plan (ESOP). The ESOP allows participants who invest in the Plan Sponsor’s common stock fund to make an election relating to the dividends earned in that fund to either a) have the dividends reinvested in the fund, or b) moved to a dividend fund account for payment in cash at the end of each year. The default election is the reinvestment of the dividends. Effective January 30, 2009, the employee stock ownership portion of the Plan became null and void as a result of the July 30, 2008, sale of Clear Channel Communications, Inc. securities held by the Plan and the subsequent January 30, 2009, final distribution of dividends on such securities.

Forfeitures

Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan. For the year ended December 31, 2009, approximately $413,000 of forfeitures were used to reduce employer contributions. There were unallocated forfeitures of approximately $13,900 and $6,700 as of December 31, 2009 and 2008, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s contributions is based on years of continuous service. A participant is 100% vested after seven years of credited service (or upon the death or disability of the participant or attainment of age 65) for contributions made prior to January 1, 2002. A participant is 100% vested after five years of credited service (or upon the death or disability of the participant or attainment of age 65) for contributions made after January 1, 2002.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Participant Loans

Participants may borrow from $1,000 up to a maximum of the lesser of i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the Plan during the one year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the Plan on the date on which the loan is made, or ii) 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate determined by the Plan Sponsor.

Payment of Benefits

On termination of employment, the Plan provides that benefits will be paid by a lump-sum distribution, a rollover or a combination of a lump sum and rollover. The Plan Sponsor encourages terminated participants to review the distribution options available under the Plan. The Plan Sponsor may periodically distribute the funds of terminated participants who do not make a distribution election. If the vested account balance is $1,000 or less, the funds will be distributed in the form of a lump-sum distribution. If the vested account balance is greater than $1,000 but less than $5,000, the distribution will be paid in the form of a direct rollover to an individual retirement plan designated by the Clear Channel Communications, Inc. Retirement Benefits Committee. For benefits over $5,000, benefits may be paid by lump sum distribution, remain in the Plan until the earlier of age 65 or death of the participant or rolled over into another qualified plan. Hardship withdrawals are available to Plan participants upon approval.

Note 2: Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Accounting Standards Codification

During 2009, the Plan adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The ASC reorganized and consolidated current U.S. generally accepted accounting principles (GAAP) topically and is now the single authoritative source for GAAP. The adoption had no effect on the Plan’s financial statements except for references to accounting standards.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Investment Valuation and Income Recognition

The Plan’s interest in the Clear Channel Communications, Inc. Master Trust is stated at fair value (see Note 3).

Payments of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3: Plan Interest in Clear Channel Communications, Inc. Master Trust

The Master Trust was established for the investment of assets of the Plan and other Clear Channel Communications, Inc. sponsored retirement plans. These investments in the Master Trust consist of and are valued as follows:

•	Clear Channel Outdoor Holdings, Inc. common stock – quoted market price

•	Registered investment funds – net asset value of shares held

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The proportionate interest of the Plan in the Master Trust at December 31, 2009 and 2008, was approximately 98.7% and 98.8% respectively. The following table presents the fair values of investments and investment income for the Master Trust as of December 31:

	2009	2008

Investments at Fair Value
Clear Channel Outdoor Holdings, Inc. common stock (unitized*)	$1,357,496	$744,986
Registered investment funds	559,197,074	460,293,029

	$560,554,570	$461,038,015

2009
Investment Income
Net appreciation (depreciation) in fair value of investments
Clear Channel Outdoor Holdings, Inc. common stock (unitized*)	$659,067
Registered investment funds	109,201,544

109,860,611
Interest and dividends	12,277,726

$122,138,337

*	A non-registered fund comprised of the underlying company stock and a short-term cash component.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 4: Fair Value of Assets and Liabilities

ASC 820 Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include: Common stocks which are valued at the closing price reported on the active market on which the individual securities are traded and Registered investment funds which are valued at the net asset value (NAV) of shares held by the Plan at year-end. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. There are no Level 2 securities held by the Plan. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include participant loans which are valued at amortized cost, which approximates fair value.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following tables present the fair value measurements of assets recognized in the Master Trust measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

	Fair Value	2009 Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Master Trust
Registered investment funds	$559,197,074	$559,197,074	$—	$—
Common stocks	1,357,496	1,357,496	—	—

Total *	560,554,570	560,554,570	—	—

Plan Level
Participant loans	11,737,589	—	—	11,737,589

Total assets at fair value	$572,292,159	$560,554,570	$—	$11,737,589

	Fair Value	2008 Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Master Trust
Registered investment funds	$460,293,029	$460,293,029	$—	$—
Common stocks	744,986	744,986	—	—

Total *	461,038,015	461,038,015	—	—

Plan Level
Participant loans	12,159,510	—	—	12,159,510

Total assets at fair value	$473,197,525	$461,038,015	$—	$12,159,510

*	The proportionate interest of the Plan in the Master Trust as of December 31, 2009 and 2008, was approximately 98.7% and 98.8%, respectively.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Asset (Participant Loans)

Balance, January 1, 2008	$12,758,754

Loan proceeds, net of repayments, etc.	(599,244)

Balance, December 31, 2008	12,159,510

Loan proceeds, net of repayments, etc.	(419,921)

Balance, December 31, 2009	$11,739,589

Note 5: Investments

The following presents investments that represent 5% or more of the Plan’s allocable interest in the underlying investments of the Master Trust as of December 31, 2009 and 2008:

	2009	2008

LSV Value Equity Fund	$32,767,019	$28,526,827
Fidelity Growth Company Fund	$30,625,901	*
Fidelity Retirement Money Market Portfolio	$44,914,365	$56,025,695
MSIFT Mid-Cap Growth Portfolio	$53,485,309	$35,405,712
PIMCO Total Return Fund	$57,761,273	$48,024,272
Fidelity Low-Priced Stock Fund	$40,705,478	$31,177,039
Fidelity Diversified International Fund	$51,795,814	$40,626,032
Spartan U.S. Equity Index Advantage Fund	$102,921,414	$89,534,426
Fidelity Freedom 2010 Fund	$44,943,491	$36,364,037

*	Did not meet 5% criteria at respective financial statement date.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Clear Channel Outdoor Holdings, Inc. common stock (unitized*)	$659,067
Registered investment funds	107,844,309

$108,503,376

*	A non-registered fund comprised of the underlying company stock and a short-term cash component.

Note 6: Related Party Transactions

Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $278,000 in professional fees related to the Plan for the year ended December 31, 2009.

Note 7: Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer’s contributions allocated to their account.

Note 8: Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 11, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Effective January 1, 2009, the Clear Channel Communications, Inc. 401(k) Savings Plan was amended and restated to reflect recent amendments to the Plan and clarify certain provisions under the Plan, among other matters. Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan filed an application with the Internal Revenue Service (IRS) for a determination letter on January 15, 2010.

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 9: Subsequent Events

The Plan has historically included a fully discretionary employer matching contribution. The Plan Sponsor has consistently provided for a matching contribution on employee 401(k) deferrals up to 5% of compensation. However, as of April 30, 2009, the Plan suspended the employer match of 50% of 5% of pay for the remainder of 2009. No employer matching contributions were made during 2009 after the April 30, 2009, semi-monthly payroll. The Company did not achieve at least 90% of its 2009 budget goals; therefore, the Plan Sponsor did not retroactively restore matching contributions to the accounts of eligible Plan participants for the period of May 1, 2009 to December 31, 2009. The discretionary employer matching contributions under the Plan were reinstated effective April 1, 2010, retroactive to January 1, 2010.

The Allianz OCC Opportunity Fund – Institutional Class investment option was added to the Plan effective March 19, 2010.

Note 10: Risk and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits.

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

SUPPLEMENTAL SCHEDULE

Clear Channel Communications, Inc. 401(k) Savings Plan

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

EIN: 74-1787539 PN 001

December 31, 2009

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current value

* Participant Loans	Various due dates with interest rates between 4.25% - 11.5%	$11,737,589

*	Denotes party in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

Date: June 11, 2010

By:	/s/ Scott D. Hamilton
	Name:	Scott D. Hamilton
	Title:	Principal Accounting Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of BKD, LLP, filed herewith